UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 7)

Fang Holdings Limited
(Name of Issuer)

Class A Ordinary Shares, par value HK$1.00 per share
(Title of Class of Securities)

836034108**
(CUSIP Number)

Thomas J. Murphy c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

December 6, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share.  No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 836034108	SCHEDULE 13D	Page 2 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,442
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 836034108	SCHEDULE 13D	Page 3 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,442
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 836034108	SCHEDULE 13D	Page 4 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,442
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 836034108	SCHEDULE 13D	Page 5 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,442
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 836034108	SCHEDULE 13D	Page 6 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,442
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 836034108	SCHEDULE 13D	Page 7 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,442
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 836034108	SCHEDULE 13D	Page 8 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,442
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 836034108	SCHEDULE 13D	Page 9 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,442
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 836034108	SCHEDULE 13D	Page 10 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,442
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 836034108	SCHEDULE 13D	Page 11 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,442
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 836034108	SCHEDULE 13D	Page 12 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,442
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 836034108	SCHEDULE 13D	Page 13 of 18

Item 1.    Security and Issuer.

This Amendment No. 6 to Schedule 13D (as so amended, the “Statement”) is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on July 18, 2016, as amended by Amendment No. 1 on July 21, 2016, by Amendment No. 2 on August 18, 2016, by Amendment No. 3 on November 14, 2016, by Amendment No. 4 on August 15, 2019, by Amendment No. 5 on September 6, 2019, and by Amendment No. 6 on November 19, 2019, and relates to the Class A ordinary shares, par value HK$1.00 per share (the “Class A Ordinary Shares”) of Fang Holdings Limited (formerly known as, Soufun Holdings Limited), (the “Company”), whose principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street; Fengtai District, Beijing 100070; The People’s Republic of China.

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “SFUN.” The Reporting Persons (as defined below) directly own only ADSs and do not directly own any Class A Ordinary Shares.

Item 2.    Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

(i)	General Atlantic Singapore Fund Pte. Ltd., a Singapore company (“GASF”);
(ii)	General Atlantic Singapore Interholdco Ltd. (formerly known as General Atlantic Singapore Fund Interholdco Ltd.), a Bermuda exempted company (“GAS Interholdco”);
(iii)	General Atlantic Partners (Bermuda) III, L.P., a Bermuda exempted limited partnership (“GAP Bermuda III”);
(iv)	General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”);
(v)	General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”);
(vi)	GAP (Bermuda) Limited, a Bermuda exempted company (“GAP (Bermuda) Limited”);
(vii)	General Atlantic LLC, a Delaware limited liability company (“GA LLC”);
(viii)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);
(ix)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);
(x)	GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”); and
(xi)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”).

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting  Persons.” GAP Bermuda III, GAP Bermuda IV, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds.”

The principal address of each of the Reporting Persons (other than GASF) is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The principal address of GASF is Asia Square Tower 1, 8 Marina View, #41-04, Singapore 018960.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

CUSIP No. 836034108	SCHEDULE 13D	Page 14 of 18

The majority shareholder of GASF is GAS Interholdco. The members of GAS Interholdco that share beneficial ownership of the ADSs held of record by GASF are the GA Funds. The general partner of GAP Bermuda III and GAP Bermuda IV is GenPar Bermuda, and the general partner of GenPar Bermuda is GAP (Bermuda) Limited. GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. There are six members of the management committee of GA LLC (the “GA Management Committee”), as of the date hereof. The members of the GA Management Committee are also the members of the management committee of GAP (Bermuda) Limited. Each of the members of the GA Management Committee disclaims ownership of the ADSs except to the extent he or she has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the GA Management Committee is as a managing director of GA LLC. The present principal occupation or employment of each of the directors of GASF and GAS Interholdco is set forth on Schedule A.

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

Between November 21, 2019 and December 6, 2019, GASF purchased an aggregate of 920,000 ADSs representing 920,000 Class A Ordinary Shares in open market purchases. GASF obtained the funds to purchase the ADSs from contributions from the GA Funds.

Item 4.    Purpose of Transaction.

No material change.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced with the following:
(a) The percentages used herein are calculated based upon 65,403,005 Class A Ordinary Shares issued and outstanding as of September 30, 2019, as reported in the Company’s Announcement of Third Quarter 2019 Results, filed as an exhibit to Form 6-K with the U.S. Securities and Exchange Commission on November 19, 2019.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 11,106,442 ADSs representing 11,106,442 underlying Class A Ordinary Shares, or approximately 17.0% of the Company’s issued and outstanding Class A Ordinary Shares.

CUSIP No. 836034108	SCHEDULE 13D	Page 15 of 18

By virtue of the fact that (i) GAS Interholdco owns a majority of GASF’s voting shares, (ii) the GA Funds contributed the capital to GAS Interholdco to fund GASF’s purchases of the ADSs and may direct GAS Interholdco with respect to its shares of GASF, (iii) GAP (Bermuda) Limited is the general partner of GenPar Bermuda and GenPar Bermuda is the general partner of GAP Bermuda III and GAP Bermuda IV, (iv) GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and is the general partner of GAPCO CDA and (v) the members of the GA Management Committee control the investment decisions of GAP (Bermuda) Limited and GA LLC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the ADSs owned of record by GASF. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 11,106,442 ADSs, representing 11,106,442 Class A Ordinary Shares, calculated on the basis of the number of Class A Ordinary Shares that may be acquired by the Reporting Persons  within 60 days, or approximately 17.0% of the Company’s issued and outstanding Class A Ordinary Shares.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 11,106,442 Class A Ordinary Shares that may be deemed to be beneficially owned by each of them.

(c) Except as previously reported or as set forth in this Item 5(c), Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

Between November 21, 2019 and December 6, 2019, GASF acquired the following ADSs set forth in the table below:

Date	ADSs Purchased	Underlying Class A Ordinary Shares	Price Per ADS
November 21, 2019	100,000	100,000	$2.0000
November 26, 2019	100,000	100,000	$2.0000
December 2, 2019	220,000	220,000	$1.9155
December 3, 2019	100,000	100,000	$1.9500
December 4, 2019	100,000	100,000	$1.9800
December 6, 2019	300,000	300,000	$1.9900

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

CUSIP No. 836034108	SCHEDULE 13D	Page 16 of 18

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

No material change.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed).

CUSIP No. 836034108	SCHEDULE 13D	Page 17 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2019

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE INTERHOLDCO LTD.

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP (BERMUDA) LIMITED

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 836034108	SCHEDULE 13D	Page 18 of 18

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC., its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

SCHEDULE A

Members of the GA Management Committee
(as of the date hereof)

Name	Business Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Level 19, Birla Aurora Dr. Annie Besant Road Worli, Mumbai 400 030 India	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States

Directors of General Atlantic Singapore Fund Pte. Ltd.
(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
Ong Yu Huat	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia	Finance Director at General Atlantic Singapore Fund Management Pte. Ltd.

Directors of General Atlantic Singapore Interholdco Ltd.
(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
J. Frank Brown	55 East 52nd Street 33rd Floor New York, New York 10055	United States	Managing Director of GA LLC
Thomas J. Murphy	600 Steamboat Road Greenwich, Connecticut 06830	United States	Managing Director of GA LLC
David A. Rosenstein	55 East 52nd Street 33rd Floor New York, New York 10055	United States	Managing Director of GA LLC